Exhibit 99.9

For Immediate Release

Press Contacts:
                                                                               Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
    ir@nice.com

NICE Actimize Card Fraud Solutions Highlighted in Analyst Firm’s
2015 “Managing Card Fraud in a Complex Payments Environment” Update Report

Actimize Card Fraud solutions are distinguished by support for third-party digital wallets, including ApplePay, and pre-paid cards

New York – April 21, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, is profiled in the 2015 CEB TowerGroup analysts’ “Managing Card Fraud in a Complex Payments Environment,” Card Fraud Management Systems Market Update. NICE Actimize’s Card Fraud solutions were cited for providing an enhanced layer of protection for mobile wallets and pre-paid cards and a full view of monetary and non-monetary transactions. NICE Actimize provides a full range of anti-fraud solutions to both financial services organizations generally and to the card industry specifically, according to the CEB report.

“In researching our card fraud management report, we discovered that investment in card fraud solutions was substantially lagging behind growth in card use,” explained CEB TowerGroup Research Director and author of the report, Brian Riley. “In fact, despite the new digital environment, many banks haven’t updated their card fraud solutions since 2006. Now is the time for financial institutions to prepare and to strengthen fraud controls in the digital channels, as transactions shift to mobile and online,” said Riley.

The CEB report notes that NICE Actimize’s suite of fraud management solutions takes a holistic approach to fraud prevention, evaluating the full context of customer transactions, including both monetary and non-monetary events (such as card provisioning, service transactions, and enrolments), and provides risk assessments at the customer level.

“With the convergence of card and mobile in the complex card payment landscape, it is critical that financial institutions adapt and become agile across all the newest payment channels,” said Joe Friscia, President, NICE Actimize. “We are experienced across the entire enterprise fraud environment and bring that depth to the latest payment schemes, including digital wallets and pre-paid cards.”

The CEB report added, “While card platforms are a natural channel to support the quick deployment of mobile payment capabilities, they also create new vulnerabilities to capture transaction data by tricking customers into revealing confidential information or test control capabilities. Known as ‘data on the move’ this form of information capture accounted for the second highest form of data breach in 2014.”

Addressing other card industry trends, the CEB report states that the upcoming conversion to EMV smart cards in the United States will decrease fraud and shift fraudsters to other fraud types, as the industry has seen in Australia, Canada and Europe. Card Not Present (CNP) fraud currently accounts for nearly one-third of payment card fraud in the United States, and this share is likely to grow as payments shift to online and mobile channels, according to CEB TowerGroup.

The Actimize Integrated Fraud Management (IFM) suite enables financial institutions to protect themselves and their customers from fraud across multiple payment channels including debit and pre-paid card, mobile and online banking, electronic payments such as wires and ACH, check fraud and contact center fraud. Institutions realize cross-channel, real-time fraud detection and prevention capability to reduce fraud losses, improve efficiency, and provide exceptional customer service.

For an excerpt of the report, financial institutions may click here to download.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated "best in class." CEB TowerGroup research publications consist of the opinions of CEB TowerGroup's analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.